ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 17, 2008

[redacted]

08003931

SUPPL

RECEIVED
2008 JUL 22 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 25 2008 E
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
17 July 2008 (ASX: Announcement & Media Release – Share Purchase Plan)

dw 7/23

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 July 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

SHARE PURCHASE PLAN

Please find attached details of the Company's Share Purchase Plan which have been mailed to eligible shareholders today.

For information on FAR's drilling activities visit our website at www.far.com.au

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 July 2008

Dear Shareholder

INVITATION TO PARTICIPATE IN SHARE PURCHASE PLAN

The Directors of First Australian Resources Limited ("Company") are delighted to invite you to participate in the Company's Shareholder Share Purchase Plan ("Plan").

This letter and the accompanying terms and conditions and application form set out the offer under the Plan. By accepting the offer to subscribe for shares under the Plan, you agree to be bound by these terms and conditions and the constitution of the Company.

Under the Plan, Eligible Members who held First Australian Resources Limited shares at 5.00pm (WST), on 11 July 2008, ("Record Date") are able to purchase up to $5,000 worth of new shares, irrespective of the number of shares they currently hold.

The offer under the Plan is non-renounceable. This means that you cannot transfer your right to subscribe for shares under the offer to anyone else.

Purpose of the Offer
The offer under the Plan allows Eligible Shareholders to acquire additional shares in the Company at a price which is at a discount to market, and without brokerage or costs which would otherwise apply to a purchase of shares on the Australian Securities Exchange ("ASX").

The Plan also provides an opportunity to any Eligible Shareholder holding an unmarketable parcel of shares (being less than $500 worth of shares) to top up their shareholding and accordingly have the ability to trade their shares on the ASX.

Proceeds from the Plan, together with the proceeds from the Share Placement announced on 11 July 2008, will principally be used to fund FAR's exciting work programme over the coming months, including:

- Testing of the Stokes Bay-1 well which has potential reserves in excess of 200 BCF gas or 10 million BBL oil;
- Exploration drilling at NE Waller, Texas, where several prospects have been identified by FAR, targeting potential reserves in excess if 50BCFE;
- The drilling of an exploration well at Lake Long, South Louisiana with potential reserves in excess of 150,000 BBL oil and 1BCF gas;
- Farm-out marketing of the +1billion BBL oil potential Senegal project; and
- Progression of development planning in the Beibu Gulf, Offshore China.

<u>Stokes Bay, EP 104, Canning Basin, WA (FAR 8%)</u>
Given the focus on gas supply problems in Western Australia stemming from the Vanarus Island gas explosion, FAR welcomes the resumption of the test programme at Stokes Bay-1 which is now in progress. **Potential recoverable reserves from the Stokes Bay-1 well are estimated to be in excess of 200 BCF of gas or 10million BBL of oil.**

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The Stokes Bay-1 well was completed for testing in November 2007 after intersecting a cavernous Nullara Formation limestone reservoir where all drilling fluids were lost into the formation together with high reservoir pressures being recorded. The lost circulation zone is suggestive of a porous and permeable reservoir capable of hosting hydrocarbons. The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin, and hosts oil production at Blina some 100km to the SE.

Testing of the well was curtailed due to the onset of the Kimberley wet season. Should the well be commercially productive better access facilities would be constructed to allow year round production.

NE Waller, Onshore US Gulf Coast (FAR 34%)

FAR is the lead participant in this onshore, Texas Gulf Coast exploration opportunity with a 34% working interest. In total 22,216 gross acres (approx 17,484 net) have been signed up under favourable costs and conditions.

Primary objectives comprise multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich. **Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.**

The Operator is currently sourcing a rig to commence a two well back to back program. Drilling locations have been completed for the two wells selected from a large drilling inventory.

The first is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.

The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.

Drilling of these shallow wells will commence as soon as a rig has been contracted, with the **first well expected to spud in August 2008.**

In addition to the prospects selected for near term drilling, additional prospects have been mapped. At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle. A sizeable feature has also been mapped in the Cretaceous Glen Rose section at 23,000 feet.

S.L. 328 #28 ST well, Lake Long Field, Lafourche Parish, South Louisiana (FAR 31.375% (14 Sand only) and 1.375% (Shallow sands)

Early planning has commenced for the drilling of a further well at Lake Long. Preliminary plans call for the S.L. 328 #28 ST well to be sidetracked out of the #28 original well bore and directionally drilled to test four sands between 6700' and 7400' that have produced in down dip wells in the field. Based on 3D seismic and subsurface data the targets at this level will be at the crest of the structure.

In addition, the well will be directionally drilled to a total depth of 8,500 feet into an upthrown block to test the deeper 14 Sand, which is interpreted to be productive by logs and sidewall cores

in the nearby #6 well. The productivity of the 14 Sand is also supported by an energy absorption anomaly and increased amplitude on the crest of the structure.

Potential reserves of +150,000BBL oil and 1BCF gas are estimated. Timing is scheduled for September 2008.

Farm-out marketing of Senegal project (FAR 30%)

The Senegal prospect is a deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau-Conaky Basin.

The Sangomar Shallow and Deep-Rufisque Shallow offshore licenses cover an area of 14981sq km over the shelf, slope, and basin floor with multiple untested plays in a proven hydrocarbon system. 2050 sq km of 3D seismic acquired during 2007 has been processed with detailed attribute analysis ongoing in 2008.

Work performed by the Joint Venture has derived reservoir parameters that confirm a range of probabilistic oil in place (OOIP) estimates for a very large Albian to Neocomian shelf edge closure (up to 178 km2) and multiple fan systems. The shelf edge prospect alone falls within the giant category with **mean potential exceeding a billion barrels of oil in place.**

FAR and Hunt Oil Company ("Hunt") (the Operator) continue a global marketing campaign aimed at securing a drilling partner on the prospects defined by 3D seismic offshore Senegal. Data rooms have been opened in both Woking in the United Kingdom and Dallas, Texas to enable the review of technical information.

Provided the farm-out process is successful FAR expects to be free carried through one well the timing of which would ultimately be dependent upon rig availability and other operational parameters.

Beibu Gulf Block 22/12, Offshore China – (FAR 5% - subject to CNOOC back-in)

Work is continuing on the front-end engineering and design studies (FEED) and overall development plan (ODP) for the 6-12/ 6-12 South and 12-8 West oil fields for submission to Chinese authorities.

The 6-12 South oil discovery was made in May 2006. A feasibility study for the development of this discovery and the adjacent 6-12 oil field was completed in the first quarter of 2007 and the operator ROC Oil declared the fields to be economic in February 2007. **Gross recoverable oil is estimated at 19 to 27 million barrels of oil in the 6-12/6-12 South area and 8 to 10 million barrels in the 12-8 West area.**

Further details of all of the above prospects can be found in the Company's recent ASX releases which are available on the Company's website.

Issue Price of New Shares

The issue price for shares offered under the Plan has been set $0.08. This is the same price as the Share Placement announced on 11 July 2008. This represents a discount of approximately 12.8% to the volume weighted average market price of the Company's shares in the 5 trading days prior to and including 11 July 2008, being the date that the Plan was announced to the market.

The issue price for shares offered under the Plan is therefore less than the market price of FAR's shares during the five day period specified above.

How Much Can You Invest?

Under the Plan, Eligible Shareholders are entitled to purchase up to $5,000 worth of new shares, irrespective of the number of shares they currently hold.

How Many New Shares Will You Receive?
The issue price of the new shares has been set at $0.08 per share. Eligible Shareholders may apply for one of three different parcels of shares as set out below:

	Application Amount at Issue Price of $0.08	Number of Shares
Option A	A$1,000	12,500
Option B	A$3,000	37,500
Option C	A$5,000	62,500

Indicative Timetable

Record Date	Friday 11 July 2008
Opening Date	Friday 18 July 2008
Closing Date	Friday 1 August 2008 – 5pm (WST)
Allotment Date	Friday 8 August 2008
Despatch of Holding Statements	Wednesday 13 August 2008

It should be noted that these dates are indicative only. Subject to the ASX Listing Rules, the Company has the discretion to alter key dates and will notify the ASX of any changes as appropriate.

Participation
You are an Eligible Shareholder and entitled to participate in the Plan only if you were a registered holder of shares in the Company with a registered address in either Australia or New Zealand on the Record Date or in another place where in the reasonable opinion of FAR it is lawful and practical for FAR to offer and issue its shares to you.

Participation in this Offer is optional. **There is no obligation on you to accept the Offer.** The Offer under the Plan is non-renounceable. This means that you cannot transfer your right to subscribe for additional shares to anyone else.

If you wish to participate in the plan, please read carefully the attached Terms and Conditions and follow the instructions set out in the enclosed personalised Application Form. Send your completed Application Form, together with your payment, to the address specified in the Application Form before the closing date of 5pm (WST) on Friday 1 August 2008.

Pricing Risk
There is a risk that the market price of the Company's shares may change between the date of this offer and the date when the shares are issued to you. In the event that this occurs, the issue price of the shares issued under the Plan will not change and the issue price may be more or less than the market price of the shares on the issue date.

If you are unsure about whether to participate in this offer, the Board recommends that you seek professional financial advice.

Should you wish to discuss any of the information contained in this letter, please contact the Company Secretary, Colin Harper, on (08) 6363 8779.

Yours Sincerely

Michael Evans
Executive Chairman

TERMS AND CONDITIONS OF SHARE PURCHASE PLAN

1. ELIGIBILITY TO PARTICIPATE

1.1 Those shareholders of First Australian Resources Limited ("Company") that will be eligible to apply for Shares under this Plan must comply with the following requirements:

a) be recorded in the Company's register of Shareholders at 5.00 pm (WST) on the Record Date; and

b) have a registered address in the Company's register of members in either Australia or New Zealand or in such other place in which in the reasonable opinion of FAR is lawful and practical for the Company to offer or issue shares..

1.2 The Offer is non-renounceable. Participation in the SPP by Eligible Shareholders is entirely optional and subject to these Terms and Conditions.

2. OFFER TIMETABLE

2.1 The Offer will be open from 9.00 am (WST) on Friday 18th July 2008 ("Opening Date") until, subject to the discretion of the Board, 5.00 pm (WST) Friday 1st August 2008 ("Closing Date").

2.2 The Board reserves the right to close the Offer at any time prior to the Closing Date and/or to extend the Closing Date without further notification.

2.3 This document does not constitute an offer in any place where or to any person to whom it would not be lawful to make such an Offer or to issue Shares in accordance with an Offer.

3. APPLICATION FOR SHARES

3.1 In response to the Offer, Eligible Shareholders may only apply for shares in parcels of either $1,000, $3,000 or $5,000 as set out in the Application Form.

3.2 Eligible Shareholders wishing to apply for Shares under the SPP must:

a) complete the Application Form.

b) arrange payment of the Application Amount for the Shares applied for by the Eligible Shareholder by cheque or money order in the manner specified on the Application Form; and

c) forward the completed Application Form and payment for the Application Amount to the Company at the address specified on the Application Form, to reach such addresses by no later than 5.00 pm (WST) on the Closing Date, being Friday 1st August 2008.

3.3 Eligible Shareholders who receive more than one offer under the Plan may apply on different Application Forms for more than one parcel, but may not apply for shares with an aggregate value of more than $5,000.

3.4 All Application Amounts will be deposited into an account. Application Amounts received in respect of any applications rejected by the Board under clause 3.5 shall be refunded by the Company without interest.

3.5 The Board reserves the right to reject any application for Shares (in whole or in part) including (without limitation) if, in the reasonable opinion of the Board:

a) an Application Form is not correctly completed; or

b) the applicant is not an Eligible Shareholder; or

c) The issue of Shares would contravene any law or the Listing Rules; or

d) The exact payment of the Application Amount for the Shares applied for is not received; or

e) It believes the issue of those Shares may result in a person receiving Shares with an application price totalling more than $5,000 in any consecutive 12 month period under the Plan or other similar arrangement; or

f) If the applicant has not otherwise complied with the Terms and Conditions of the Plan;

g) If acceptance would result in the Company issuing Shares which in the aggregate constitute more than 30% of the Shares on issue prior to the Offer being made.

3.6 The Board reserves the right to allocate fewer or no Shares than have been applied for by the Eligible Shareholder under the SPP.

3.7 If you apply to participate in the Plan by completing and returning the Application Form:

a) your application will be irrevocable and unconditional;

b) you acknowledge that you are an Eligible Shareholder;

c) you certify that you have not applied for Shares with an aggregate application price in excess of $5,000 under the Plan and any similar arrangement in the 12 months prior to your application, even though you may have received more than one offer under the Plan or received offers in more than one capacity under the Plan.

4. ISSUE OF SHARES

4.1 The company intends to issue the Shares under the Plan on or about Friday 8 August 2008 ("Issue Date"). The Company reserves the right to vary the Issue Date without further notice including where the Closing Date has been varied pursuant to clause 2.2.

4.2 The allocation of Shares will be determined by the Board at its sole discretion.

4.3 The Company will apply for quotation, on the ASX, of the Shares which have been issued under the Plan within the period prescribed under the Listing Rules.

5. SUBSCRIPTION PRICE

5.1 The Subscription Price of the Shares issued under the Plan has been set at $0.08. This represents a 12.8% discount to the volume weighted average market price of the Company's shares for the five trading days immediately prior to and including the date the issue pursuant to the Plan was announced to the market.

5.2 The shares are a speculative investment and the Market Price of the shares may change between the Opening Date and the Issue Date. This means that the subscription price you pay for the shares may exceed the Market Price of the shares at the Issue Date. The Company does not make any assurances as to the Market Price of the shares and the can be no certainty that the shares will trade at or above the subscription price following the Issue Date. Shareholders should seek their own financial advice in relation to the plan.

5.3 No brokerage, commission, stamp duty or other transaction costs will be payable by Eligible Shareholders in respect of an application for, and an issue of, Shares under the Plan.

6. GENERAL

6.1 The Board may change or terminate the Plan at any time prior to the Issue Date. In the event that the Board does so, it will advise the ASX. Any omission to give notice of changes to or termination of the Plan, or the non-receipt of any such notice, will not invalidate the change or termination.

6.2 If the SPP is withdrawn, all Application Amounts will be refunded. No interest will be paid on any refunded Application Amount.

6.3 In addition to the rights of the Board to reject applications as set out in these Terms and Conditions, the Board also reserves the right to allocate fewer or no Shares than an Eligible Shareholder applies for under the Plan if the Board believes that the allotment of those Shares would contravene the Listing Rules or the Corporations Act 2001 (Cth). In any case, excess Application Amounts will be returned to the relevant applicant(s). No interest will be paid on the Application Amounts so returned.

6.4 The Company may settle in any manner it deems appropriate, any disputes or anomalies which may arise in connection with or by reason of the operation of the Plan, whether generally or in relation to any applicant or application for Shares. The decision of the Company will be conclusive and binding on all persons to whom the determination relates.

6.5 Subject to the Corporations Act, the Class Order and the Listing Rules, the Company reserves the right to waive compliance with any provision of the Plan Terms and Conditions.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

SHARE PURCHASE PLAN ("SPP") APPLICATION FORM

«ADDRESS_1»
«ADDRESS_2»
«ADDRESS_3»
«ADDRESS_4»
«ADDRESS_5»
«ADDRESS_6»

Holder Number: «»

This document is important. If you do not understand it, you should consult your stockbroker, accountant or other professional adviser without delay. Please see instructions on the reverse on how to complete this Application Form and where to send it.

1 Application for Shares

If you do not wish to participate in the SPP, do not fill out this form.

If you wish to participate in the SPP, please tick the appropriate box below to indicate the value of the parcel of First Australian Resources Limited ordinary shares you wish to purchase.

A: 12,500 shares ☐ **A$1,000** OR **B: 37,500 shares** ☐ **A$3,000** OR **C: 62,500 shares** ☐ **A$5,000**

By forwarding a cheque or money order and completing this Application Form, you acknowledge that:-

- You have read and understood the terms and conditions of the SPP.
- You are eligible to participate in the SPP as you are a holder of First Australian Resources Limited ordinary shares at the Record Date, with a registered address in Australia or New Zealand (if your registered address is not in Australia or New Zealand, you will only be entitled to participate if in First Australian Resources Ltd's reasonable opinion it is lawful and practical to offer and issue shares you).
- You certify that the aggregate of the application price accompanying this application and any other application under this or any similar plan or arrangement in the last 12 months does not exceed $5,000.

2 Payment Details

Please enter the details of your cheque or money order in the boxes provided below.

Cheque or Money Order Number	BSB Number	Account Number

Cheque or money order amount must correspond with the amount ticked at A, B or C above **A$** ☐

Cheques or money orders should be drawn in Australian currency, made payable to **"First Australian Resources – Share Issue Trust Account"** and crossed "Not Negotiable". Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

3 Contact Details

Please provide a daytime telephone number where we can contact you if we have any questions about this application.

Name (PRINT) ____________________

Daytime telephone number ____________________

NO SIGNATURES ARE REQUIRED ON THIS FORM

Please see lodgement instructions on reverse. This offer closes at 5.00pm (WST) Friday 1 August 2008.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293
SHARE PURCHASE PLAN

How to complete this Application Form:

Read carefully the Terms and Conditions of the Share Purchase Plan (SPP) detailed in the attached document provided with this Application Form. If you do not understand the Terms and Conditions or if you have any doubts about what to do, please consult your stockbroker, accountant or other professional adviser.

If you wish to participate in the SPP:

1 Application for Shares

Decide the value of the shares you wish to apply to purchase.
Tick one box corresponding to the parcel of shares you wish to apply to purchase.

- do not tick more than one box.
- do not cross out the amounts next to the boxes and replace them with another amount.

Read the acknowledgement underneath the boxes.

- by applying for shares under the SPP, you are giving this acknowledgement.

Do not apply for more than A$5,000 worth of shares.

2 Payment Details

Fill out the correct amount of the cheque or money order.

- the amount of the cheque or money order in part 2 of this Application Form must be the same as the box you have ticked in part 1 of the Form.

Write a cheque or obtain a money order.

- make the cheque or bank order payable to "First Australian Resources Limited – Share Issue Trust Account".
- the date of the cheque should be the date you fill it in. **Do not post-date the cheque.**
- the cheque or money order must be for the same amount as the box you have ticked in part 1 of the Form and the amount you have filled out in part 2 of the Form.
- cross the cheque "Not Negotiable". Do not forget to sign the cheque.

3 Contact Details

Fill in your telephone number and name.

- we may need to contact you, for example, if you have not filled in this application form correctly.

4 Lodgement Instructions

The completed SPP Application Form should be forwarded with your payment to reach the Company by 5.00pm (WST) on Friday 1 August 2008 at the addresses below. If you are returning your SPP Application Form by post, you should allow sufficient time for collection and delivery by postal services. The postal acceptance rule does not apply. Your form cannot be faxed to the Company as a cheque or bank order payment must be attached in your SPP Application Form.

MAILING ADDRESS

First Australian Resources Limited
PO Box 265
Subiaco WA 6904

STREET ADDRESS

First Australian Resources Limited
Suite B1, 431 Roberts Road
Subiaco WA 6008

Please note that Chapter 2C of the Corporations Act 2001 requires information about shareholders (name, address and details of shareholding) to be included in First Australian Resources Limited's public register. This information must continue to be included in First Australian Resources Limited's public register if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000.* Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding.

END